

Form 45-102F1

Distribute Securities under Section 2.8 of
.... 45-102 *Resale of Securities*

05011963

Reporting issuer
1. Name of reporting issuer: Prima Developments Ltd.

Selling security holder
2. Your name: Roland Langset

3. The offices or positions you hold in the reporting issuer: President and Director

4. Are you selling securities as a lender, pledgee, mortgagee or other encumbrancer? NO

5. Number and class of securities of the reporting issuer you beneficially own:
   4092658 common shares of the reporting issuer.
   Control or direction over an additional 4726842 common shares of the reporting issuer held by Commonwealth Enterprise fund.

Distribution
6. Number and class of securities you propose to sell: 2000000 common shares

7. Will you sell the securities privately or on an exchange or market? If on an exchange or market, provide the name.
   The securities will be sold privately and on the TSX-Venture Exchange.

Warning
It is an offence to submit information that, in a material respect and in light of the circumstances in which it is submitted, is misleading or untrue.

Certificate
I certify that

   (1)   I have no knowledge of a material fact or material change with respect to the issuer of the securities that has not been generally disclosed; and

   (2)   the information given in this form is true and complete.

Date _____October 12, 2005_____ .   _____Roland Langset_____ .
                                             Your name (Selling security holder)

                                             _____
                                             Your signature (or if a company, the
                                             signature of your authorized signatory)

                                             _____
                                             Name of your authorized signatory

Form 45-102F1

Notice of Intention to Distribute Securities under Section 2.8 of
MI 45-102 *Resale of Securities*

Reporting issuer
1. Name of reporting issuer: Prima Developments Ltd.

Selling security holder
2. Your name: Commonwealth Enterprise Fund Inc.

3. The offices or positions you hold in the reporting issuer: N/A

4. Are you selling securities as a lender, pledgee, mortgagee or other encumbrancer? NO

5. Number and class of securities of the reporting issuer you beneficially own:
     4726842 common shares of the reporting issuer.

Distribution
6. Number and class of securities you propose to sell: 500000 common shares

7. Will you sell the securities privately or on an exchange or market? If on an exchange or market, provide the name.
     The securities will be sold privately and on the TSX-Venture Exchange.

Warning
It is an offence to submit information that, in a material respect and in light of the circumstances in which it is submitted, is misleading or untrue.

Certificate
I certify that

(1)   I have no knowledge of a material fact or material change with respect to the issuer of the securities that has not been generally disclosed; and

(2)   the information given in this form is true and complete.

Date ___October 13, 2005___ .

Commonwealth Enterprise Fund Inc.
Your name (Selling security holder)

Your signature (or if a company, the signature of your authorized signatory)

___Roland Langset___
Name of your authorized signatory